SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PAVILION BANCORP, INC.
(Name of Subject Company (Issuer))

PAVILION BANCORP, INC. (Issuer)
(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)

703840108
(CUSIP Number of Class of Securities)

Mr. Douglas L. Kapnick
Chairman of the Board
Pavilion Bancorp, Inc.
135 East Maumee Street
Adrian, Michigan 49221
(517) 265-5144
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies To:

Harvey Koning
Varnum, Riddering, Schmidt & Howlett, LLP
333 Bridge Street N.W.
Grand Rapids, Michigan 49504
(616) 336-6000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee

Not Applicable*	Not Applicable*

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

[__] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: N/A. Form or Registration No.: N/A.	Filing Party: N/A. Date Filed: N/A.

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[__] third-party tender offer subject to Rule 14d-1.
[ X ] issuer tender offer subject to Rule 13e-4.
[__] going-private transaction subject to Rule 13e-3.
[__] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [__]

PRESS RELEASE

Pavilion Bancorp, Inc. 135 East Maumee Street Adrian, Michigan 49221 OTC Symbol: PVLN	Contacts:	Pamela S. Fisher Corporate Secretary Phone: (517) 266-5054
For Immediate Release April 11, 2005

PAVILION BANCORP, INC.
ANNOUNCES TENDER OFFER
TO PURCHASE UP TO 128,832 SHARES OF OUTSTANDING COMMON STOCK

Adrian, Michigan, April 11, 2005 – Douglas L. Kapnick, Chairman of Pavilion Bancorp, Inc. (“Pavilion Bancorp”) (OTC: PVLN), today announced that Pavilion Bancorp will repurchase up to 128,832 shares, or approximately 15.0% of its shares of common stock currently outstanding, through a tender offer for the shares at $66.00 per share.

Under the tender offer, shareholders will have the opportunity to sell part or all of their shares to Pavilion Bancorp at the cash purchase price of $66.00 per share. If more than the maximum number of shares sought is tendered, tendering shareholders owning fewer than 100 shares will have their shares purchased without pro-ration, and other shares will be purchased pro rata. Shareholders will, in general, be able to tender their shares free of all brokerage commissions and stock transfer taxes, if any, which will be paid by Pavilion Bancorp. The offer to purchase shares will begin April 12, 2005 and expires on May 20, 2005, unless extended.

Mr. Kapnick stated, “In October 2004, we divested our wholly-owned subsidiary, Bank of Washtenaw, for $15.1 million in cash. We believe this tender offer is an effective use of our excess capital which will increase our return on equity and provide additional liquidity to our shareholders.”

Neither Pavilion Bancorp nor its board of directors makes any recommendation to any shareholder as to whether to tender or refrain from tendering any or all of such shareholder’s shares in the offer and has not authorized any person to make any such recommendation.

This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Pavilion Bancorp common stock. The offer is made by the tender offer materials, including the Offer to Purchase, dated April 12, 2005, and the related Letter of Transmittal. The Offer to Purchase, Letter of Transmittal and other related materials will be available free of charge from the Dealer Manager/Information Agent for the offer, Donnelly Penman & Partners, 17160 Kercheval Avenue, Grosse Pointe, Michigan 48230, toll-free (866) 440-2482, and through the U.S. Securities and Exchange Commission’s internet address at http://www.sec.gov. The Offer to Purchase, Transmittal Letter, and other related materials are being mailed to shareholders on or about April 12, 2005, and will be made available for distribution to beneficial owners.

SHAREHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY BEFORE MAKING ANY DECISION WITH RESPECT TO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION.

Pavilion Bancorp, Inc., headquartered in Adrian, Michigan is a financial services company with assets of $259.3 million and eight banking offices located in southeastern Michigan. Pavilion Bancorp provides a full range of banking services to commercial businesses and individuals. Pavilion Bancorp makes business and personal loans and offers a variety of deposit products, including checking, savings, money market accounts and certificates of deposit.

The foregoing material may contain forward-looking statements. Pavilion Bancorp cautions that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements.

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